September 11, 2018

Alberto Zapata, Esq. Senior Counsel, Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Mr. Zapata:

On June 29, 2018 Northern Lights Fund Trust IV (the "Registrant”), on behalf of the Rule One Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 106 under the Securities Act of 1933 (“Securities Act”) and Post-Effective Amendment No. 109 under the Investment Company Act of 1940 (the “Amendment”) to the Registrant’s registration statement (the “Registration Statement”). On August 14, 2018, you provided oral comments on the Amendment to Christopher D. Carlson, the undersigned. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus Comments: Fund Summary Section

Comment 1. Please provide the Securities and Exchange Commission (“SEC”) staff with completed fee and expense tables prior to filing the Fund’s prospectus and statement of additional information (“SAI”) pursuant to Rule 485(b) under the Securities Act.

Response. The Registrant will include completed fee and expense tables in the Prospectus and SAI to be filed pursuant to Rule 485(b), a draft of which appears at Appendix A hereto.

Comment 2. Please confirm the fee waiver referred to in footnote 3 to the fee table will continue for at least one year from the effective date of the Fund’s prospectus.

Response. The Registrant confirms that the fee waiver referred to in footnote 3 to the fee table will continue for at least one year from the effective date of the Fund’s prospectus.

Comment 3. Please delete the parenthetical “(including for example option and swap fees and expenses)“ in footnote 3 to the fee table, as it seems to be unnecessary and may be confusing to investors.

Response. The referenced disclosure has been deleted.

September 11, 2018

Comment 4. Please revise the expense limitation recoupment language in all relevant places with in the Fund’s registration statement to read, “…if such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense cap in place at the time such expenses were waived, and (ii) the Fund’s current expense cap at the time of recoupment.”

Response. The Registrant has made the requested revisions in all of the relevant locations of the registration statement.

Comment 5. In the introductory paragraph to the Fund’s expense example table, please add additional language stating that the expenses account for the Fund’s expense limitation in place through its expiration period (typically one year) and then depict total annual expenses thereafter.

Response. The Registrant has added the requested disclosure referring to the expense limitation’s expected expiration on December 31, 2019.

Comment 6. In the first paragraph of the Fund’s principal investment strategies disclosure, please elaborate on what “focused portfolio” means.

Response. The Registrant has revised the referenced disclosure to read as follows (new text is underlined): “The Adviser attempts, under normal circumstances, to achieve the Fund’s investment objective by investing in a focused portfolio (i.e., a portfolio consisting of a relatively small number of holdings) of equity securities.”

Comment 7. In the second sentence of the second paragraph of the Fund’s principal investment strategies disclosure, please elaborate on what “reconstituted daily” means and how the Adviser arrives at the “pre-determined thresholds” for portfolio weightings. Please clarify if this means the Fund will managed in a way that results in high transaction costs or more frequent realization of capital gains.

Response. The Registrant has revised the referenced disclosure as follows (new text is underlined and deleted text is ~~struck~~): “The Fund is ~~reconstituted~~ evaluated on a daily basis and rebalanced as needed to stay within pre-determined thresholds for portfolio weightings. The Fund’s portfolio weightings are determined based on such factors as the Adviser’s expectations for the performance of particular portfolio holdings, the Fund’s investment time horizon and current market conditions.” Because the daily reevaluation does not necessarily entail purchases or sales of securities, this is not expected to result in high transaction costs or more frequent realization of capital gains.

Comment 8. The staff notes that the second paragraph of the Fund’s principal investment strategies disclosure refers to relatively low portfolio turnover, whereas earlier in this section the

September 11, 2018

disclosure implies that the portfolio is rebalanced daily. Please clarify or reconcile this disclosure.

Response. The Registrant respectfully acknowledges the comment, but after the revisions made to prior comments, the Registrant believes the disclosure is appropriate because daily evaluation of the portfolio may not result in portfolio transactions or significant portfolio transactions on that day.

Comment 9. Please review the derivatives disclosure in the third paragraph of the Fund’s principal investment strategies disclosure in light of the SEC staff’s guidance contained in the letter from Barry D. Miller of the SEC to Karrie McMillan of the Investment Company Institute re: derivative-related disclosures by registered investment companies (pub. avail. Jul. 30, 2010) (the “Miller Letter”) and revise accordingly.

Response. The Registrant has reviewed the referenced disclosure against the Miller Letter and believes the existing disclosure is appropriate.

Comment 10. In the third paragraph of the Fund’s principal investment strategies disclosure, please define what is meant by the reference to “other structured products”.

Response. The Registrant respectfully acknowledges the comment but believes the existing disclosure is appropriate.

Comment 11. In the last paragraph of the Fund’s principal investment strategies disclosure, please elaborate on the types of market conditions are contemplated in the foregoing sentence: “In certain market conditions, the Adviser may determine that it is appropriate for the Fund to hold a significant cash position for an extended period of time.”

Response. The Registrant has revised the referenced disclosure to read as follows (with new text underlined): “In certain market conditions, such as when the Adviser believes that appropriate investment opportunities are not available, the Adviser may determine that it is appropriate for the Fund to hold a significant cash position for an extended period of time.”

Comment 12. Please clarify what is meant the reference to “other structured products” in the derivatives risk factor in the Fund’s principal risk disclosures.

Response. Please see the response to comment 10, above.

Comment 13. Please add a reference to exchange-traded funds in the Fund’s principal investment strategies disclosures to be consistent with the corresponding risk factor, or delete the risk factor.

Response. The Registrant has revised the Fund’s principal investment strategies disclosures to include the following sentence in the penultimate paragraph of the principal investment

September 11, 2018

strategies disclosure: “The Fund may also invest in exchange-traded funds to equitize cash or for other investment purposes.”

Comment 14. Please add a reference to sector-focused strategies in the Fund’s principal investment strategies disclosures to be consistent with the corresponding sector risk factor, or delete the risk factor.

Response. The Registrant has revised the following sentence in the penultimate paragraph of the Fund’s principal investment strategies disclosures (new text is underlined): “The Fund may invest in foreign (including emerging markets) and domestic equity securities of any market capitalization, which may represent a relatively small number of sectors.”

Comment 15. Please add a reference to small and medium capitalization stocks in the Fund’s principal investment strategies disclosures to be consistent with the corresponding sector risk factor, or delete the risk factor.

Response. The Registrant respectfully acknowledges the comment but believes the existing disclosure is appropriate. The Registrant notes that the Fund’s principal investment strategies disclosures refer to investments in equity securities “of any market capitalization.”

Prospectus Comments: Additional Information About the Fund’s Principal Investment Strategies and Risks Section

Comment 16. To the extent applicable, apply the staff’s comments in the summary section to the disclosures in this section.

Response. The Registrant has made appropriate revisions in this section where changes were made to the summary section of the Fund’s prospectus.

Comment 17. Unless the following sentence is intended to indicate a strategy distinct from what is indicated in the subsection “Temporary Investments,” delete the sentence and rely on the disclosure in that section: “In certain market conditions, the Adviser may determine that it is appropriate for the Fund to hold a significant cash position for an extended period of time.”

Response. The Registrant has retained the referenced disclosure as it pertains to a strategy distinct from what is indicated in the “Temporary Investments” subsection in this portion of the Fund’s prospectus.

Comment 18. The staff notes that the disclosure in the Fund’s principal investment strategies and risk section appears to mirror the disclosures in the summary section of the prospectus. Please consider adding additional detail per Item 9 of Form N-1A.

Response. The Registrant respectfully acknowledges the comment but believes the existing disclosure is appropriate.

September 11, 2018

Comment 19. In the subsection “Temporary Investments”, replace the reference to “pro rata portion” in the portion of the paragraph the refers to the Fund “pay[ing] its pro-rata portion of such money market funds’ advisory fees, and operational fees” to be plain English.

Response. The Registrant has replaced the phrase “pro rata portion” in the disclosure referenced above with “proportionate share.”

Prospectus Comments: Management Section

Comment 20. Please confirm the brackets will be removed in the disclosure that refers to the Adviser’s registration status and supplementally provide the staff with an update on the Fund’s registration status.

Response. The Registrant confirms that the brackets in the referenced disclosure will be removed in the Fund’s prospectus and SAI filed pursuant to Rule 485(b) under the Securities Act. With respect to the Adviser’s registration status, the Registrant confirms that the Adviser has filed an amendment to its registration statement to convert from a state to an SEC registered adviser. The Registrant will file BXTs to the its registration statement to extend its effective date until it is an SEC-registered adviser.

SAI Comments

Comment 21. The staff notes that the Fund has a fundamental policy not to “[i]nvest more than 25% of the market value of its assets in the securities of companies engaged in any one industry.” Please confirm that the Fund’s investment strategy is not concentrated.

Response. The Registrant hereby confirms that the Fund’s investment strategy is not concentrated.

* * * * *

If you have any questions or additional comments, please call the undersigned at (202) 263-4169 or Bibb Strench at (202) 973-2727.

Very truly yours,

September 11, 2018

/s/ Christopher D. Carlson

Christopher D. Carlson

cc: Bibb L. Strench

September 11, 2018

Appendix A

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions (as a percentage of offering price)	None
Redemption Fee (as a % of amount redeemed on shares held less than 60 days)	0.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.70%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.49%(1)
Acquired Fund Fees and Expenses (2)	0.00%(1)
Total Annual Fund Operating Expenses	2.19%
Fee Waiver and Reimbursement(3)	(0.20%)
Total Annual Fund Operating Expenses After Fee Waiver	1.99%
(1)	Estimated for the current fiscal year.
(2)	Acquired Fund Fees and Expenses, which are estimated for the current fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.
(3)	The Fund’s adviser, Rule One Partners, LLC (the “Adviser”), has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least [December 31], 2019, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments, or extraordinary expenses such as litigation (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.99% of the Fund’s average daily net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years after the fiscal year and during which the fees were waived or reimbursed), if such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense cap in place at the time such expenses were waived, and (ii) the Fund’s current expense cap at the time of recoupment.” This agreement may be terminated only by the Trust’s Board of Trustees, on 60 days’ written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each

September 11, 2018

year and that the Fund’s operating expenses remain the same. The Example accounts for the Fund’s expense limitation in place through its expiration period (typically one year) and then depict total annual expenses thereafter. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$202	$666	$1,156	$2,508